Terms supplement to the prospectus dated April 5, 2018, the prospectus supplement dated April 5, 2018, the product supplement no. 3-I dated April 5, 2018 and the underlying supplement no. 4-I dated February 28, 2020

Registration Statement
Nos. 333-222672 and 333-222672-01
Dated March 2, 2020
Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

7yr Step-Up Auto Callable J.P. Morgan Balanced Value Dividends 5 Index Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Index Overview

The J.P. Morgan Balanced Value Dividends 5 Index (the "Index") attempts to provide a dynamic rules-based allocation to the First Trust Value Line® Dividend Index Fund (the "Equity Constituent") and the J.P. Morgan Total Return Index (the "Bond Constituent" and, together with the Equity Constituent, the "Portfolio Constituents") while targeting a level volatility of 5.0%. The Index tracks the return of (a) a notional dynamic portfolio consisting of the Equity Constituent, with distributions, if any, reinvested, and the Bond Constituent, in each case with a notional financing cost deducted, less (b) the daily deduction of a fee of 0.50% per annum. The Equity Constituent attempts to provide exposure to high quality U.S. stocks, as determined by Value Line® safety rankings, that have above-average dividend yields and have historically exhibited low volatility. The Bond Constituent applies a rules-based methodology to evaluate recent market conditions, and allocate across U.S. dollar fixed income sectors based on their momentum.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index (Index Ticker):	J.P. Morgan Balanced Value Dividends 5 Index (JPUSBFVD)
Participation Rate:	100%
Pricing Date:	March 26, 2020
Final Review Date:	March 25, 2027
Maturity Date:	March 31, 2027
Review Dates:	Annually
CUSIP:	48132KAJ4
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48132KAJ4/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Call Value for that Review Date, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date	Call Value*	Call Premium*
First	At most 104.35%	At least 5.00%
Second	At most 108.70%	At least 10.00%
Third	At most 113.05%	At least 15.00%
Fourth	At most 117.40%	At least 20.00%
Fifth	At most 121.75%	At least 25.00%
Sixth	At most 126.10%	At least 30.00%

Payment at Maturity

If the notes have not been automatically called and the Final Value is greater than the Initial Value, at maturity, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Participation Rate. If the notes have not been automatically called and if held to maturity, you will receive a full repayment of principal on the notes, even if the Index declines, subject to the credit risks of JPMorgan Chase Financial LLC and JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Investing in the notes linked the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and the underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Examples of Amounts Upon Automatic Call or at Maturity**

Index Return at Review Date	Total Return at First Review Date*	Total Return at Third Review Date*	Total Return at Sixth Review Date*	Total Return at Maturity if not Automatically Called
50.00%	5.00%	15.00%	30.00%	50.00%
40.00%	5.00%	15.00%	30.00%	40.00%
30.00%	5.00%	15.00%	30.00%	30.00%
15.00%	5.00%	15.00%	N/A	15.00%
5.00%	5.00%	N/A	N/A	5.00%
1.00%	N/A	N/A	N/A	1.00%
0.00%	N/A	N/A	N/A	0.00%
-5.00%	N/A	N/A	N/A	0.00%
-10.00%	N/A	N/A	N/A	0.00%
-20.00%	N/A	N/A	N/A	0.00%
-30.00%	N/A	N/A	N/A	0.00%
-50.00%	N/A	N/A	N/A	0.00%
-60.00%	N/A	N/A	N/A	0.00%
-80.00%	N/A	N/A	N/A	0.00%
-100.00%	N/A	N/A	N/A	0.00%

N/A – indicates that the notes would not be called on the applicable Review Date and no payment would be made for that date.

* Reflects a call premium of 5.00% per annum. The call premium will be determined on the Pricing Date and will not be less than 5.00% per annum.

** Not all Review Dates reflected. The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than the principal amount at maturity. • Our affiliate, JPMS , the index sponsor and the index calculation agent of the Index and the Bond Constituent, may have interests that conflict with yours and may adjust the Index or the Bond Constituent in a way that affects its level. • The level of the Index will reflect the daily deduction of a fee of 0.50% per annum and a notional financing cost calculated based on the relevant LIBOR rates. • The Index may not be successful, may not outperform any alternative strategy and may not approximate its target volatility of 5.0%. • The Index may be significantly uninvested . • The Index may be more heavily influenced by the performance of the Equity Constituent than the performance of the Bond Constituent in general over time. • A significant portion of the Index’s exposure may be allocated to the Bond Constituent. • The investment strategy used to construct the Index involves daily adjustments to its notional exposure to its Portfolio Constituents. • There is no assurance that the strategy employed by the Equity Constituent will be successful. • JPMorgan Chase & Co. may be one of the companies that make up the Equity Constituent and its securities are held by several of the exchange - traded funds (each, an “ETF”) included in the Bond Constituent. • The performance and market value of an ETF, particularly during periods of market volatility, may not correlate with the performance of its reference index as well as the net asset value per share of that ETF. • The Index involves risks associated with the Bond Constituent’s momentum allocation strategy, which may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents. • The Bond Constituent may perform poorly during periods characterized by short - term volatility. • The realized volatility of the Bond Constituent may not be less than or equal to its volatility threshold. • The returns of the Constituents may offset each other or become correlated in decline. • A Portfolio Constituent may be replaced by a substitute constituent if certain extraordinary events occur. • The Index, which was established on January 27, 2020, has a limited operating history and may perform in unanticipated ways. • The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest . Selected Risks (continued) • The notes are subject to risks associated with fixed - income securities (including interest rate - related risks and credit risk), high - yield fixed income securities (including credit risk), floating rate notes, mortgage - backed securities, preferred stock, hybrid securities and non - U.S. securities markets (including emerging markets). • 2 - month and 3 - month USD LIBOR rates are affected by a number of factors and may be volatile. • The method by which LIBOR rates are determined may change, and any such change may adversely affect the value of notes linked to the Index. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • The Call Value for each Review Date is greater than the Initial Value and increases progressively over the term of the notes. • If the notes are automatically called, the appreciation potential of the notes is limited to any Call Premium Amount paid on the notes. • The automatic call may force a potential early exit. • No interest payments, dividend payments or voting rights. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as “ JPMS ”) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes. Disclaimer Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplem ent , such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the mat ter s addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing account in g, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. North America Structured Investments 7 yr Step - Up Auto Callable J.P . Morgan Balanced Value Dividends 5 Index Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and underlying sup plement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.